

June 12, 2025

Ryan Hershberger
Chairman and President
Ford Credit Auto Lease Two LLC
CAB East LLC
CAB West LLC
One American Road
Dearborn, Michigan 48126

   Re: Ford Credit Auto Lease Two LLC
     CAB East LLC
     CAB West LLC
     Registration Statement on Form SF-3
     Filed May 16, 2025
     File Nos. 333-287350, 333-287350-01 and 333-287350-02

Dear Ryan Hershberger:

  We have reviewed your registration statement and have the following comments.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form SF-3

General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3.

Form of Prospectus
Risk Factors
A decline in the financial condition or business prospects of Ford, Ford Credit or other
interdependent market participants..., page 46

2.	We note your disclosure in the prospectus of certain events that may adversely affect
Ford Credit's ability, as sponsor, to honor its commitment to reallocate leases and
leased vehicles due to breaches of representations or warranties, and may also affect
Ford Credit's ability, as servicer, to service the leases and leased vehicles or reallocate
the leases and leased vehicles due to certain servicer modifications, which could result
in losses on the notes. Please revise your form of prospectus as appropriate to include
bracketed disclosure, indicating that you will provide information regarding Ford
Credit's financial condition, to the extent that there is a material risk that the effect on
its ability to comply with its reallocation or servicing obligations resulting from such
financial condition could have a material impact on pool performance or performance
of the asset-backed securities. Refer to Items 1104(f) and 1108(b)(4) of Regulation
AB.

Part II. Information Not Required in Prospectus
Item 15. Undertakings, page II-13

3.	Please revise to remove the undertaking under Item 512(i) of Regulation S-K as it
does not apply to offerings of asset-backed securities on Form SF-3 relying on
Securities Act Rule 430D. Refer to Section V.B.1(a)(3)(b) of the Asset-Backed
Securities Disclosure and Registration Adopting Release (Release Nos. 33-9638; 34-
72982).

We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence
of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate
time for us to review any amendment prior to the requested effective date of the registration
statement.

Please contact Hodan Siad at 202-679-7829 or Arthur Sandel at 202-551-3262 with
any questions.

Sincerely,

Division of Corporation Finance
Office of Structured Finance